

August 12, 2011

<u>Via E-Mail</u>
William C. Gibbs
President
Millstream Ventures, Inc.
4760 S. Highland Drive, Suite 341
Salt Lake City, Utah 84117

      Re: **Millstream Ventures, Inc.**
            Form 10-K for the fiscal year ended March 31, 2011
            Filed June 9, 2011, as amended August 2, 2011
            File No. 000-53167

            Form 8-K
            Filed June 10, 2011
            File No. 000-53167

Dear Mr. Gibbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for fiscal year ended March 31, 2011

General

1. In addition to filing an amended Form 10-K for the fiscal year ended March 31, 2011, please also amend the Form 8-K filed on June 10, 2011 to reflect your revised Form 10

disclosure.

Business of GRI, Overview, page 5

2. We note your response and revised disclosure provided in response to comment five in
    our letter dated July 8, 2011. Please supplementally provide a copy of the report
    provided to you by Marston & Marston, Inc. to the staff for our review.

Resource Base and Mine Plan, page 7

3. We note your response to comment 10 in our letter dated July 8, 2011, specifically, your
    reference to "SEC cautionary language" included on your website. Please explain the
    purpose behind the use of such "cautionary language" on your website. In addition,
    please disclose throughout your filing whether differing estimates of reserves available
    under your leases are reported, or could be reported, between your website and the
    periodic reports you will file with the SEC.

Government Regulation, page 9

4. We note your response and revised disclosure provided in response to comment 13 in our
    letter dated July 8, 2011. Please provide more specific disclosure as to when you expect
    to receive the necessary government approvals. In addition, discuss how the delay in
    receiving your required permits and licenses will affect your likelihood of receiving the
    necessary $35 million in additional financing required to procure and install equipment,
    make necessary improvements to the mining site, open the mine and being operations of
    your plant.

    You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376 or Dean
Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments
on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor at
(202) 551-3359, Paul Fischer, Attorney-Advisor at (202) 551-3415, or me, at (202) 551-3810
with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director